Western Lucrative Enterprises, Inc.

April 13, 2011

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities & Exchange Commission

Mail Stop 4561

Washington DC  20549

Attention: Courtney Haseley

Re: Western Lucrative Enterprises, Inc.

       Post Effective Amendment No. 2 to Registration Statement on Form S-1

       Filed November 22, 2010

       File No. 333-0152950

Dear Ms. Haseley:

We refer to your letter of January 11, 2011, and apologize for the delay in responding which was caused by a change in legal counsel. For your information, Harold Gewerter, Esq. to whom you copied your comment letter is no longer representing Western Lucrative Enterprises with regard to SEC matters.

On April 12, 2011, we filed an Application for Withdrawal of the Post-Effective Amendment No. 1 filed on November 23, 2010 and the Post-Effective Amendment No. 2 filed on January 11, 2011 (The “Amendment”).  In a subsequent telephone conference between SEC staff and Mr. Jehu Hand, our legal counsel, we were advised to file a post effective amendment No. 3 to deregister the unsold securities. This amendment No. 3 was filed on April 13, 2011.

Our responses to your further comments under the “General” heading are given below.

We have reiterated your questions in italics, and followed each one with our response:

General

1.

We note your response to prior comment 2, indicating that a Current Report on Form 8-K addressing our comment has been filed concurrently. However, as of the date of this letter, no such Form 8-K appears to have been filed. Accordingly, we reissue prior comment 2 in its entirety and ask that you tell us when you changed your fiscal year and why such event was not reported on a Form 8-K pursuant to Item 5.03.

A.

First, let me confirm that no Form 8-K was filed. Although that was the intent when the response letter was filed, we subsequently stopped the filing of the 8-K as further research revealed this filing to be unnecessary.

The fiscal year of The Company was established in Article VIII of the Bylaws as beginning on January 1st and ending on December 31st of each year. The Bylaws were attached as an Exhibit to the original S1 filing on August 12, 2008.

Having re-examined the Form S-1 filed on August 12, 2008 together with the subsequent iterations through Form S-1/A5, I can find no reference to a June 30th fiscal year end.

However, if such exists, it was included in error.

73726 Alessandro Dr. Suite 103

Palm Desert, California 92260

Tel: 760-776-8899   Fax: 760-776-8835

Neville@whitehall411.com

Western Lucrative Enterprises, Inc.

All the versions of Form S-1 included Financial Statements for the initial period from inception, July 15, 2008 through July 22, 2008.

All subsequent Financial Statements have been prepared on the basis of a December 31st fiscal year end.

.

We note your response to prior comment 3. However, we are unable to concur with your conclusion. Specifically, Item 512(d) of Regulation S-K appears inapplicable and the prospectus contained in the post-effective amendment you filed continues to be incomplete. Accordingly, we reissue prior comment 3 in its entirety. Please revise your filing to ensure that the prospectus conforms to Section 10 of the Securities Act of 1933 and update your prospectus to a reasonably current date. We direct your attention to the item requirements of Form S-1. Ensure that your amendment contains materially complete amendments/responses to each item of that form.

A.  We have filed Post Effective Amendment Number 3 on April 13, 2011.

Sincerely,

/s/ Neville Pearson

Neville Pearson

President

Western Lucrative Enterprises, Inc.

73726 Alessandro Dr. Suite 103

Palm Desert, California 92260

Tel: 760-776-8899   Fax: 760-776-8835

Neville@whitehall411.com